INDEPENDENT AUDITORS' CONSENT




October 31, 1997



The Board of Directors
Sandwich Bancorp, Inc.


We consent to the incorporation by reference in this Registration Statement on Form S-8 of Sandwich Bancorp, Inc. of our reports dated January 24, 1997 on our audits of the consolidated balance sheets of The Sandwich Co-operative Bank and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report was included in the Sandwich Bancorp Inc.'s Current Report on Form 8-K filed on September 30, 1997, and to the references to our firm under the caption "Experts" in the Registration Statement.


/s/ KPMG Peat Marwick LLP

KMPG PEAT MARWICK LLP